Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

October 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:          Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Amundi Strategic Income Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on September 11, 2015, with regard to Post-Effective Amendment No. 188 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Principal Investment Strategies

1.
Comment:  The first sentence of the first paragraph states that the Fund invests in “fixed-income securities with few limitations as to credit quality, geography, maturity or sector.”  If there are limitations, please disclose them.

Response:  The Registrant respectfully submits that the referenced sentence is intended to state the lack of limitation.  As stated in the disclosure, “the Fund may invest without limitation in fixed-income securities of any maturity, duration, or credit quality.”  However, geographically speaking, the disclosure states that “the Fund does not invest more than 65% of its net assets, at the time of purchase, in emerging market securities.”

2.	Comment: Will the Fund invest in any contingent convertible bonds?

Response:  The Fund expects to invest 3% to 5% of its assets in contingent convertible bonds.  The following disclosure has been added to the SAI under “Preferred Stocks and Convertible Securities”:

Contingent Convertible Securities.  A contingent convertible security (“CoCo”) is a hybrid debt security typically issued by a non-U.S. bank that, upon the occurrence of a specified trigger event, may be (i) convertible into equity securities of the issuer at a predetermined share price; or (ii) written down in liquidation value.  Trigger events are identified in the document’s requirements.  CoCos are designed to behave like bonds in times of economic health yet absorb losses when the trigger event occurs.
With respect to CoCos that provide for conversion of the CoCo into common shares of the issuer in the event of a trigger event, the conversion would deepen the subordination of the investor, subjecting the Fund to a greater risk of loss in the event of bankruptcy.  In addition, because the common stock of the issuer may not pay a dividend, investors in such instruments could experience reduced yields (or no yields at all).  With respect to CoCos that provide for the write-down in liquidation value of the CoCo in the event of a trigger event, it is possible that the liquidation value of the CoCo may be adjusted downward to below the original par value or written off entirely under certain circumstances.  For instance, if losses have eroded the issuer’s capital levels below a specified threshold, the liquidation value of the CoCo may be reduced in whole or in part.  The write-down of the CoCo’s par value may occur automatically and would not entitle holders to institute bankruptcy proceedings against the issuer.  In addition, an automatic write-down could result in a reduced income rate if the dividend or interest payment associated with the CoCo

U.S. Securities and Exchange Commission

is based on par value.  Coupon payments on CoCos may be discretionary and may be canceled by the issuer for any reason or may be subject to approval by the issuer’s regulator and may be suspended in the event there are insufficient distributable reserves.
CoCos are subject to the credit, interest rate, high yield securities, foreign securities and market risks associated with bonds and equity securities, and to the risks specified to convertible securities in general.  They are also subject to other specific risks.  CoCos typically are structurally subordinated to traditional convertible bonds in the issuer’s capital structure, which increases the risk that the Fund may experience a loss.  In certain scenarios, investors in CoCos may suffer a loss of capital ahead of equity holders or when equity holders do not.  CoCos are generally speculative and the prices of CoCos may be volatile.  There is no guarantee that the Fund will receive return of principal on CoCos.

3.
Comment:  The Fund should disclose the method by which it determines that a country is an emerging market country.  One method could be the country’s inclusion in an independent third party list of emerging countries, such as those maintained by the World Bank and IMF, or lists used by index providers such as FTSE, MSCI, or S&P.

Response:  The Registrant respectfully submits that the term “emerging markets countries” is already defined on page 6 of the Prospectus under “Key Terms” as follows:

Emerging market countries – developing and low- or middle-income countries that are included in the MSCI Emerging Markets® Index.  Emerging market countries may be found in regions such as Asia, Latin America, Eastern Europe, the Middle East and Africa.

4.	Comment: Define the term “junk bonds” in terms of their ratings.

Response:  The disclosure under “Key Terms” on page 6 already define high-yield bonds (junk bonds) in terms of their ratings as follows:

High-yield bonds – commonly referred to as “junk bonds,” these fixed-income securities are rated below investment-grade by nationally recognized statistical rating organizations, such as Moody’s and Standard & Poor’s, or are unrated securities that the subadviser believes to be of comparable quality. These bonds generally offer investors higher interest rates as a way to help compensate for the fact that the issuer is at greater risk of default.

5.	Comment: Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be

U.S. Securities and Exchange Commission

used.  Please confirm that the risks of all of these specific derivatives are disclosed in the section entitled “Derivatives risks,” including the risk of swaps.  Please also confirm that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the Prospectus and/or the SAI.  See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response:  The Registrant confirms that the disclosure lists all of the derivatives that the Fund currently intends to use as a principal investment strategy and the purposes for which such investments will be used.  The Registrant also confirms that the principal risks of all of these specific derivatives are disclosed in the section entitled “Derivatives risks.”  The Registrant also confirms that all derivatives that the Fund currently intends to use and the risks of such investments are disclosed in the Prospectus and/or the SAI.

6.	Comment: Does the Fund have a duration strategy?

Response:  The Fund does not have a duration strategy.  As the disclosure states, “[t]he Fund may invest without limitation in fixed-income securities of any maturity, duration, or credit quality.”

7.
Comment:  The disclosure states that the Fund has the “flexibility to allocate to and rotate across any sector in the fixed-income universe.”  What about the “variable-rate universe”?  We note that the Fund apparently invests in leveraged or bank loans.

Response:  The term “fixed-income” describes the type of securities in which the Fund will invest and includes bonds and other debt securities.  In contrast, the terms “fixed-rate” and “variable-rate” refer specifically to the interest rate of each debt security in which the Fund will invest.  The Fund will invest in both fixed-rate and variable-rate fixed-income securities.

Fund Summary: Principal Risks

8.
Comment:  A credit default swap is a derivative that creates a senior security, as defined in Section 18(g) of the 1940 Act.  Please explain, where appropriate, how the Fund’s overall segregation policies with respect to its investments in credit default swaps, as well as futures and forward contracts and swaps, conform to the requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).  It is the position of the staff that where a fund sells a credit default swap, it must segregate liquid assets equal to the full, un-netted amount of the fund’s contractual obligation (the “notional amount”) to avoid senior security treatment through Release 10666.

U.S. Securities and Exchange Commission

Response:  The Registrant confirms that the Fund’s asset segregation policies are reasonably designed to conform with the requirements of the Investment Company Act of 1940 and current SEC staff positions.  However, the Registrant respectfully submits that an explanation of the Fund’s compliance with such requirements is not appropriate disclosure.  As stated in the General Instructions of Form N-1A, the prospectus should avoid “restating legal or regulatory requirements to which funds generally are subject.”

9.
Comment:  Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets valued at cost (not at market).  The 1940 Act does not define an illiquid asset, but the staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued it.  Please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities.  See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 18612 (March 20, 1992).  See also Merrill Lynch Money Markets Inc. (pub. avail. January 14, 1994).  In the even this limit is exceeded, however, the fund is permitted to reduce its holdings of illiquid securities in an orderly fashion.  See Investment Company Act Release No. 18612 (March 20, 1992).

Response:  The Registrant confirms that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets valued at cost.

Fund Summary: Performance

10.
Comment:  If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.  See Item 4(b)(2)(i) of Form N-1A.

Response:  The Registrant respectfully submits that the requested disclosure is not applicable in the absence of performance information for the Fund in the Prospectus.  The requested disclosure will be added once the Fund is able to disclose a full year of performance in the Prospectus.

How the Fund Invests: Principal Investment Strategies

11.
Comment:  The second sentence of the second paragraph states that the Fund may also invest in corporate loans.  Corporate loans or bank loans are variable-rate loans.  There is no description in the Fund strategy with respect to such investments.  Please describe this strategy.

U.S. Securities and Exchange Commission

Response: See response to Comment 7 above.

12.
Comment:  The first sentence of the third paragraph states that the Fund may invest in fixed-income securities of any maturity, duration, or credit quality.  Does this strategy also apply to the Fund’s investments in variable rate loans?

Response:  See response to Comment 7 above.

How the Fund Invests: Key Terms

13.	Comment: Does the Fund have a duration strategy? If so, please describe it.

Response:  See response to Comment 6 above.

Risks of Investing in the Funds

14.	Comment: With respect to “Credit default swaps,” clarify that if the Fund sells credit default swaps, the Fund may be responsible for the full amount of the insurance payment.

Response:  The Registrant respectfully submits that the prospectus disclosure already states that “[i]f the Fund is selling credit protection, it bears the risk that a credit event will occur, requiring the Fund to pay the counterparty the set value of the defaulted bonds.”

15.
Comment:  Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets valued at cost (not at market).  The 1940 Act does not define an illiquid asset, but the staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued it.  Please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities.  See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 18612 (March 20, 1992).  See also Merrill Lynch Money Markets Inc. (pub. avail. January 14, 1994).  In the even this limit is exceeded, however, the fund is permitted to reduce its holdings of illiquid securities in an orderly fashion.  See Investment Company Act Release No. 18612 (March 20, 1992).

Response:  See response to Comment 9 above.

Investing with Nationwide Funds

U.S. Securities and Exchange Commission

16.
Comment:  The disclosure regarding “Accounts with Low Balances” states that if an account value falls below $2,000, there is a $5 quarterly fee.  Include this disclosure in the fee table per Instruction 2(d) to Item 3 of Form N-1A.

Response:  The Registrant respectfully declines to revise the disclosure as requested.  Instruction 2(d) to Item 3 of Form N-1A states that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”  The fee referenced in the Comment only applies to a limited number of shareholders that hold shares directly with the transfer agent, and not to the vast majority of shareholders that purchase shares through a broker-dealer or other financial intermediary.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies

17.
Comment:  The “Asset Segregation” disclosure lists “unfunded commitments” as an example of a financial instrument that involves an obligation to make future payments to third parties.  We note that unfunded commitments are senior securities.

Response:  The Registrant respectfully submits that pursuant to current guidance from the SEC staff, the Fund’s obligation to make future payments to third parties, such as “unfunded commitments,” will not be deemed to be creating any “senior security” provided that the Fund “covers” its obligations in conformity with the requirements of Section 18 and SEC staff guidance.

Investment Restrictions

18.
Comment:  The second bullet states that each Fund may enter into reverse repurchase agreements.  Technically, an open-end fund cannot issue reverse repos or enter into any other senior securities other than Section 18(f)(1) and (g) borrowings.  Release 10666 only says that the staff will not raise the issue of whether or not a senior security exists if the Fund’s exposure is fully covered by liquid assets.

Response:  The Registrant confirms that the Fund’s use of any reverse repurchase agreement will be fully “covered” as described in Release 10666.

19.
Comment: The fifth bullet states that each Fund may not purchase the securities of any issuer if, as a result, 25% or more (taken at current value) of each Fund’s total assets would be invested in the securities of other issuers, the principal activities of which are in the same industry. Please disclose this policy, as required by Section 8(b)(1) of the 1940 Act, according to Form N-1A (Instruction 4 to Item 9(b)(1)).

U.S. Securities and Exchange Commission

Response:  The Fund does not have a policy to concentrate in a particular industry or group of industries.  In fact, as set forth in the referenced restriction, the Fund is prohibited from having such a policy to concentrate.  As you know, Instruction 3 to Item 9(b)(1) of Form N-1A states that a negative strategy (e.g., a strategy not to invest in a particular security) is not a principal investment strategy.  Thus, the Fund’s policy of not concentrating in any industry or group of industries is not a principal investment strategy.  Therefore, the Registrant respectfully declines to disclose such negative strategy in the Prospectus as a principal investment strategy.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire